UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Yingli Green Energy Holding Company Limited

(Name of Issuer)

Ordinary Shares* American Depositary Shares

(Title of Class of Securities)

98584B 103**

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing 1 ordinary share.
**	This CUSIP number applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 98584B 103	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trustbridge Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,331,790 [1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,331,790 [2]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,331,790 [2]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0% [2]
12	TYPE OF REPORTING PERSON PN

[1]

Includes (i) 2,743,765 American Depositary Shares, each representing 1 ordinary share, and (ii) 3,588,025 ordinary shares issuable upon the conversion of up to $14,562,000 in convertible notes held directly by Trustbridge Partners II, L.P. (“TB II”). TB II is a limited partnership whose general partner is TB Partners GP2, L.P. The general partner of TB Partners GP2, L.P. is TB Partners GP Limited.

[2]

Percentage ownership reported based on 158,210,179 ordinary shares represented by the Issuer as outstanding as of December 31, 2011, and does not include up to 523,316 restricted shares issued but unvested under the Issuer’s 2006 stock incentive plan. Assuming vesting of all such additional restricted shares, the percentage held by the persons filing would continue to be 4.0%.

SCHEDULE 13G

CUSIP No. 98584B 103	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TB Partners GP2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,331,790 [3]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,331,790 [4]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,331,790 [4]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0% [4]
12	TYPE OF REPORTING PERSON PN

[3]

Includes (i) 2,743,765 American Depositary Shares, each representing 1 ordinary share, and (ii) 3,588,025 ordinary shares issuable upon the conversion of up to $14,562,000 in convertible notes held directly by Trustbridge Partners II, L.P. (“TB II”). TB II is a limited partnership whose general partner is TB Partners GP2, L.P. The general partner of TB Partners GP2, L.P. is TB Partners GP Limited.

[4]

Percentage ownership reported based on 158,210,179 ordinary shares represented by the Issuer as outstanding as of December 31, 2011, and does not include up to 523,316 restricted shares issued but unvested under the Issuer’s 2006 stock incentive plan. Assuming vesting of all such additional restricted shares, the percentage held by the persons filing would continue to be 4.0%.

SCHEDULE 13G

CUSIP No. 98584B 103	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TB Partners GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,331,790 [5]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,331,790 [6]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,331,790 [6]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0% [6]
12	TYPE OF REPORTING PERSON* PN

[5]

Includes (i) 2,743,765 American Depositary Shares, each representing 1 ordinary share, and (ii) 3,588,025 ordinary shares issuable upon the conversion of up to $14,562,000 in convertible notes held directly by Trustbridge Partners II, L.P. (“TB II”). TB II is a limited partnership whose general partner is TB Partners GP2, L.P. The general partner of TB Partners GP2, L.P. is TB Partners GP Limited.

[6]

Percentage ownership reported based on 158,210,179 ordinary shares represented by the Issuer as outstanding as of December 31, 2011, and does not include up to 523,316 restricted shares issued but unvested under the Issuer’s 2006 stock incentive plan. Assuming vesting of all such additional restricted shares, the percentage held by the persons filing would continue to be 4.0%.

SCHEDULE 13G

CUSIP No. 98584B 103	Page 5 of 9 Pages

Item 1	(a)	Name of Issuer:

Yingli Green Energy Holding Company Limited (the “Issuer”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

No. 3055 Middle Fuxing Road, Baoding 071051, People’s Republic of China

Item 2	(a)	Name of Person Filing:

TB Partners GP Limited, which is the controlling person of TB Partners GP2, L.P., which is the controlling person of Trustbridge Partners II, L.P.

Item 2	(b)	Address of Principal Business Office or, If None, Residence; Citizenship

Unit 504, ICBC Tower, 3 Garden Road, Central, Hong Kong

Item 2	(c)	Citizenship

Trustbridge Partners II, L.P - Cayman Islands TB Partners GP2, L.P. - Cayman Islands TB Partners GP Limited - Cayman Islands

Item 2	(d)	Title of Class of Securities:

Ordinary shares, par value US$0.01 American Depositary Shares

Item 2	(e)	CUSIP Number:

98584B 103

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

SCHEDULE 13G

CUSIP No. 98584B 103	Page 6 of 9 Pages

Item 4.	Ownership

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Trustbridge Partners II, L.P.	6,331,790 ordinary shares	4.0%	6,331,790 ordinary shares	0	6,331,790 ordinary shares	0

TB Partners GP2, L.P.	6,331,790 ordinary shares	4.0%	6,331,790 ordinary shares	0	6,331,790 ordinary shares	0

TB Partners GP Limited	6,331,790 ordinary shares	4.0%	6,331,790 ordinary shares	0	6,331,790 ordinary shares	0

The percentages of ownership set forth above are based on 158,210,179 ordinary shares represented by the Issuer as outstanding as of December 31, 2011, and does not include up to 523,316 restricted shares issued but unvested under the Issuer’s 2006 stock incentive plan. Assuming vesting of all such additional restricted shares, the percentage held by the persons filing would continue to be 4.0%.

TB Partners GP Limited is the controlling person of TB Partners GP2, L.P., which is the controlling person of Trustbridge Partners II, L.P., which is the record owner of the ordinary shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. 98584B 103	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated: February 13, 2012

TRUSTBRIDGE PARTNERS II, L.P.

By:	/s/ Shujun Li
Name:	Shujun Li
Title:	Authorized Representative

TB PARTNERS GP2, L.P.

By:	/s/ Shujun Li
Name:	Shujun Li
Title:	Authorized Representative

TB PARTNERS GP LIMITED

By:	/s/ Shujun Li
Name:	Shujun Li
Title:	Authorized Representative

SCHEDULE 13G

CUSIP No. 98584B 103	Page 8 of 9 Pages

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement